SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on June 29, 2022, related to an offer in Argentina.

BUENOS AIRES, ARGENTINA – June 29, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), releases a supplemental notice to the subscription notice dated June 15, 2022, published on the SEC, in order to inform the Eligible Holders that the Company has decided to extend the expiration date of its previously announced offer to exchange all of its USD 113,158,632 aggregate principal amount of outstanding 6.50% Series No. 23 Notes due 2023 for 8.00% Series No. 38 Notes due 2026 to be issued. CRESUD hereby extends the expiration date to July 6, 2022, and informs that the Issue and Settlement date will be on July 8, 2022.

According to information provided by the exchange agent, on June 28, 2022, USD 74,506,286 aggregate principal amount of the Existing Notes were validly tendered and were not validly withdrawn, which represents 65.84% of the outstanding aggregate principal amount of the Existing Notes. Of the aggregate principal amount of Tendered Notes, (i) USD 20,888,700, representing approximately 28.04% of the principal amount of Tendered Notes, were tendered under Option A, and (ii) USD 53,617,586, representing approximately 71.96% of the principal amount of Tendered Notes, were tendered under Option B.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 29, 2022